

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

David Gaiero
Chief Financial Officer and Treasurer
Cyteir Therapeutics, Inc.
128 Spring Street, Building A, Suite 510
Lexington, Massachusetts, 02421

      Re: Cyteir Therapeutics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 23, 2023
          File No. 001-40499

Dear David Gaiero:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences